SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                Date: May 2, 2003

                             Koninklijke Ahold N.V.
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               (Exact name of registrant as specified in charter)

                                   Royal Ahold
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                 (Translation of registrant's name into English)

                                 The Netherlands
                         (Jurisdiction of organization)

       Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
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                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111

                                     0-18898
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                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X     Form 40-F
                                     ---             ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes              No  X
                               ---              ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On May 2, 2003, Koninklijke Ahold N.V. (the "Company") issued a press release announcing the Ahold Supervisory Board's proposal to nominate Mr. Anders
C. Moberg as President and Chief Executive Officer of the Company. A copy of the press release is attached hereto as Exhibit 1.

     On May 2, 2003, the Company issued another press release regarding an agreement for the sale of its Malaysian operation, the extension of the U.S. Foodservice securitization programs and resumption of audits at Albert Heijn and Stop & Shop. A copy of the press release is attached hereto as Exhibit 2.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statement on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statement on Form S-8 (No. 333-10044, No. 333-09774 and No. 333-70636) and to be a part of such prospectuses from the date of the filing thereof.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       KONINKLIJKE AHOLD N.V.


Date:    May 2, 2003                   By: /s/ M.P.M de Raad
                                         --------------------------------------
                                         Name:  M.P.M. de Raad
                                         Title: Executive Vice President

                                LIST OF EXHIBITS



The following exhibits have been filed as part of this Form 6-K:


Exhibits       Description
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1. Ahold press release, dated May 2, 2003, announcing Ahold to nominate Anders Moberg as President and CEO

2. Ahold press release, dated May 2, 2003, announcing Ahold reached agreement to divest its Malaysian operation to Dairy Farm